FMI Funds	Quarterly Review – March 31, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Common Stock Fund, Inc.
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks long-term capital appreciation through investing in		Affiliated Managers Group, Inc.			4.2%
small- to mid-capitalization value stocks.		Arrow Electronics, Inc.			3.9%
		Dresser-Rand Group, Inc.			3.4%
		Old Republic International Corp.			3.2%
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is		PetSmart, Inc.			3.0%
managed by Fiduciary Management, Inc. ("FMI") of Milwaukee,		Hunt (J.B.) Transport Services, Inc.			2.8%
Wisconsin. FMI, founded in 1980, manages approximately $4.3		Watsco, Inc.			2.8%
billion in private accounts, pensions, Taft-Hartley accounts,		Patterson Companies Inc.			2.7%
endowments and mutual funds. FMI is 100% employee owned.		Molex Inc. Cl A			2.7%
		Rockwell Automation, Inc.			2.6%

Investment Professionals – All investment decisions are made		Portfolio Characteristics
by a team of investment professionals representing the Adviser,		Weighted average market cap			$1.5 billion
any of whom may make recommendations subject to the final		Median market cap			$1.3 billion
approval of Ted D. Kellner or Patrick J. English.		P/E ratio (forward 4 quarters)			12.2x
		Estimated L-T earnings growth rate			10.0%
		Return on equity (ROE)			13.0%
Strategy - The Fund buys good businesses at value prices,		Number of holdings			46
emphasizing small- to mid-capitalization companies. Some of
the characteristics of good businesses may include high		Top Ten Sectors	Cash & Cash
recurring revenue and attractive returns-on-invested capital.			Equivalents
We seek companies with above average growth or improving		All Others	9.5%	Finance
profitability prospects. A strong orientation to low absolute or		8.6%		11.7%
relative valuation is key to the execution of the investment				Distribution Services
strategy, with most major industry groups represented. The		Health Technology			11.4%
Fund will generally hold 40-50 stocks.		4.7%
					Producer
		Electronic Technology			Manufacturing
Fund Information		4.8%			11.3%
Inception Date	12/18/1981	Industrial Services
Net Assets	$432.3 million	6.2%			Retail Trade
Net Asset Value	$14.45	Technology Services	Commercial Services		8.9%
Expense Ratio	1.28%	6.5%	8.8%
Ticker	FMIMX	Process Industries
		7.6%

Performance	Q1 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-9.23%	-25.81%	-8.60%	0.72%	7.17%	10.77%
Russell 2000 Index¹	-14.95%	-37.50%	-16.80%	-5.24%	1.93%	8.45%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The market dropped precipitously in the quarter, but rebounded significantly in late March. The economy is still performing poorly, but stocks remain at attractive levels for long-term investors.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S. companies based on total market capitalization.